Mail Stop 3561

November 12, 2008

Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, GA 30022-8246

>   **Re: Schweitzer-Mauduit International, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed November 6, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 7, 2008**
>   **File No. 001-13948**

Dear Mr. Deitrich:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director